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                                       Registration No. 333-01327
                                       Filed Pursuant to Rules 424(b)(3) and (c)


                Prospectus Supplement dated October 10, 1997 to
                       Prospectus dated August 12, 1997

      On October 10, 1997, Waste Management, Inc. (the "Company") announced that its results of operations for the quarter ending September 30, 1997 would be below analysts' expectations. The Company announced that its earnings per share from continuing operations for such period are expected to be between $.38 and $.40, as compared to analysts' expectations of $.44 (mean of estimates as reported by I/B/E/S Analysts Earnings Estimates) and as compared to $.49 per share in the year-earlier quarter. The Company stated that earnings for the third quarter of 1996 were benefited by certain non-recurring items including gains on sales of divested operations, income from settlement of claims against insurance carriers, and lower depreciation and casualty claim expense in the quarter.

Since joining the Company in July 1997 as its Chairman and Chief Executive Officer, Ronald T. LeMay has initiated studies of the Company's operations, assets and investments. In early September, Mr. LeMay initiated a comprehensive study of the Company's waste management services operations including identification of possible non-operating alternatives for certain businesses and alternatives to the Company's current North American solid waste operating model. In addition, the Company said that Mr. LeMay has authorized an analysis of the Company's North American operating assets and investments to determine whether they are appropriately valued in light of current market conditions and the Company's changing operational strategies.

Depending on the outcome of these reviews, which are expected to be completed during the fourth quarter, the Company said that it might record a charge to income that could be material to its results of operations for the year.
Because of the potential for such a charge and the results of the operational review to impact anticipated earnings for 1998, the Company stated that it was no longer in a position to provide stockholders with guidance as to its earnings per share goals for the balance of 1997 and 1998.

Except for historical data, the information in this prospectus supplement constitutes forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks and the statements should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors, including the ability of the Company to meet anticipated price increase and new business sales goals, fluctuation in recyclable commodity prices, adverse weather conditions, slowing of the overall economy, increased interest costs arising from a change in the Company's leverage, failure of the Company's plans to produce the cost savings anticipated by the Company, the timing and magnitude of capital expenditures, inability to obtain or retain permits necessary to operate disposal or other facilities or otherwise complete project development activities, inability to complete contemplated dispositions of Company businesses and assets at anticipated prices and terms, and the timing and cost of the Company's stock repurchases.